BY EDGAR FILING

March 8, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Attention: Jennifer O’Brien

RE:	FE Battery Metals Corp.
Form 20-F for Fiscal Year Ended March 31, 2023
File No. 000-29870

Dear Madame:

We refer to your letter dated February 12, 2024 (the “Letter”) seeking the Company’s response to the issues set out in the Letter for the Commission’s review of the Company’s filing of its Form 20-F for the Fiscal Year Ended March 31, 2023.

The Company’s responses to your comments are set out in Appendix 1 to this letter, following the numbering used in the Letter for ease of reference and with further Appendixes 2-5 containing the requested amendments to the Form 20-F.

Should you have any queries in relation to the above, please do not hesitate to contact me.

Best regards,

James Mackie, CGA, CPA
778-875-2638

Cc: Gurminder Sangha

Suite 241 - 1055 West Georgia Street, Vancouver, BC Canada V6E 3P3 Tel: (604) 375-6005

APPENDIX 1
Responses to SEC’s Letter dated February 12, 2024

Comment Reference Number	Issues	Amended Page Number
1.	Item 4. Information on the Company
D. Property, Plant and Equipment, page 19.

Please clearly distinguish between material and non-material properties and provide the disclosure under subpart 1300 of Regulation S-K, as required by the Instructions to Item 4 of Form 20-F. Summary disclosure should include a summary of all properties, including material and non-material properties, and include the information required by Item 1303(b) of Regulation S-K. The individual property disclosure should include the information required by Item 1304 of Regulation S-K for each material property.
The summary disclosures should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.
Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance
Response	The Company has revised property disclosure in Item 4 as required under subpart 100 of Regulation S-K, as required by the Instructions to Item 4 of Form 20-F. Please refer to the attached Appendix 2 - Item 4 which contains the above mentioned changes.
2.	Please revise to include disclosure regarding your internal controls related to your exploration program as required by Item 1305 of Regulation S-K.
Response	The Company has amended its disclosure regarding the Company’s internal controls in Item 4 as required by Item 1305 of Regulation S-K. . Please refer to the attached Appendix 2 - Item 4 which contains the above mentioned change.
Item 15. Controls and Procedures Management’s Report on Internal Control over Financial Reporting, page 46
3.	Please revise your disclosure to identify the version of the COSO Framework you used in your evaluation of the Company’s internal control over financial reporting (i.e., 1992 or 2013). Refer to Item 308(a)(2) of Regulation S-K..
Response	The Company has revised its disclosure regarding the version of the COSO Framework. Please refer to Appendix 3 - Item 15 in the attached Form 20-F/A for the above mentioned changes.

Suite 241 - 1055 West Georgia Street, Vancouver, BC Canada V6E 3P3 Tel: (604) 375-6005

Exhibit F-1 Report of Independent Registered Public Accounting Firm, page 2
4.	We note the audit opinion indicates that the “financial statements” include “a summary of significant accounting policies and other explanatory information.” Please make arrangements with your auditor to revise their report to specifically reference “the related notes and any related schedule(s)” in the first sentence of the first paragraph. Refer to PCAOB Auditing Standard 3101.08(d).
Response	The report has been revised by the Company’s auditor. See attached Appendix 4 which includes the above mentioned changes.
5.	We note that in addressing matters of going concern, the audit opinion states “the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.” Please make arrangements with your auditor to revise their report to clearly state that there is substantial doubt about your ability to continue as a going concern, if true. Refer to PCAOB Auditing Standard 2415.
Response	The report has been revised by the Company’s auditor. See attached Appendix 4 which includes the above mentioned changes.
Notes to the Financial Statements 2. Significant Accounting Policies (a) Statement of Compliance, page 8
6.	We note your statement that these “financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) as issued by the International Accounting Standards Board (“IASB”).” Please revise this disclosure to state unreservedly and explicitly that the financial statements comply with IFRS as issued by the IASB. Refer to Item 17(c) of Form 20-F.
Response	The disclosure has been revised to state that the financial statements comply with IFRS as issued by the IASB. See attached Appendix 5 which includes the above mentioned changes
General
7.	Your filing does not include the required Inline XBRL presentation in accordance with Item 405 of Regulation S-T. Please file an amendment to the filing to include the required Inline XBRL presentation.
Response	The Company will complete the amendment to the filing to include the required Inline XBRL presentation. The Company intends to complete this amendment following the approval and acceptance of all other amendments requested to be made in the Letter.
8.	It appears that you have not furnished interim financial information on Form 6-K. Per General Instruction B to Form 6-K, this information is required to be furnished in the U.S. when certain criteria are met as outlined in the General Instruction. Please revise to furnish your interim financial information on Form 6-K, or tell us why you are not required to furnish this information.
Response	The Company has revised and filed its most recent interim financial information on Form 6-K for the interim period ended December 31, 2023.

Suite 241 - 1055 West Georgia Street, Vancouver, BC Canada V6E 3P3 Tel: (604) 375-6005